Exhibit 5.32

November 22, 2011

Burlington Coat Factory Warehouse Corporation

1830 Route 130 North

Burlington, New Jersey 08016

Ladies and Gentlemen:

We are issuing this opinion letter in our capacity as legal counsel to Burlington Coat Factory of Puerto Rico LLC, a Puerto Rico limited liability company (the “PR Guarantor”). This opinion letter is being delivered in connection with the proposed registration by Burlington Coat Factory Warehouse Corporation, a Delaware corporation (the “Issuer”), of $450,000,000 in aggregate principal amount of the Issuer’s 10% Senior Notes due 2019 (the “Exchange Notes”) to be guaranteed (the “PR Guarantee”) by the PR Guarantor, among several other guarantors (the “Guarantors” and, together with the Issuer, the “Registrants”), pursuant to a Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), on or about July 15, 2011. Such Registration Statement, as amended or supplemented, is hereinafter referred to as the “Registration Statement.” The Exchange Notes are to be issued pursuant to the Indenture dated as of February 24, 2011 (the “Indenture”) by and among the Issuer, the Guarantors and Wilmington Trust FSB, as trustee (the “Trustee”). The Exchange Notes are to be issued in exchange for and in replacement of the Issuer’s 10% Senior Notes due 2019 issued on February 24, 2011 (the “Old Notes”), of which $450,000,000 in aggregate principal amount is outstanding and is subject to the exchange offer pursuant to the Registration Statement.

In connection with this opinion, we have examined and relied upon copies, certified or otherwise identified to our satisfaction, of the following documents, corporate records and other instruments:

(i)	the certificate of organization and limited liability company agreement of the PR Guarantor,

(ii)	the Consent in Lieu of a Special Meeting of the Sole Member of Certain Subsidiaries of Burlington Coat Factory Warehouse Corporation dated November 2, 2010, approving resolutions of the PR Guarantor with respect to the issuance of the PR Guarantee, as evidenced by a Secretary’s Certificate dated November 22, 2011,

(iii)	the Indenture,

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(iv)	the Registration Statement,

(v)	the Registration Rights Agreement, dated as February 24, 2011, by and among the Issuer, the Guarantors and Goldman, Sachs & Co., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporation and Wells Fargo Securities, LLC (the “Registration Rights Agreement”),

(vi)	the notation of the PR Guarantee (the “Guarantee Notation”), and

(vii)	a copy of a Certificate of Good Standing for the Issuer issued by the Secretary of State of Puerto Rico on November 15, 2011 (the “Good Standing Certificate”).

The Indenture, the Registration Rights Agreement and the Guarantee Notation are collectively referred to herein as the “Guarantee Documents.”

For purposes of this opinion, we have assumed the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto other than the PR Guarantor, and the due authorization, execution and delivery of all documents by the parties thereto other than the PR Guarantor. As to any facts material to the opinions expressed herein that we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the PR Guarantor.

Our opinion expressed below is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally, (ii) general principals of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and (iii) public policy considerations that may limit the rights of parties to obtain certain remedies.

In rendering the following opinions, we have further assumed, without independent investigation but with your permission, that:

(a)	all parties to the Guarantee Documents, other than the PR Guarantor, are duly organized, validly existing and in good standing under the laws of their respective jurisdictions of organization and have full right, power and authority to enter into the Guarantee Documents;

(b)	the execution, delivery and performance of the Guarantee Documents have been duly authorized by all necessary action and proceedings on the part of all parties thereto, other than the PR Guarantor;

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(c)	each of the Guarantee Documents has been duly executed and delivered by all parties thereto other than the PR Guarantor;

(d)	the Guarantee Documents constitute the legal, valid and binding obligations of all parties thereto, other than the PR Guarantor, enforceable against such parties in accordance with their respective terms;

(e)	the Guarantee Documents constitute the legal, valid and binding obligations of such of the Registrants as are parties thereto, enforceable against such Registrants in accordance with their respective terms, to the extent that laws other than the laws of the Commonwealth of Puerto Rico are relevant thereto;

(f)	all parties to the Guarantee Documents, other than the PR Guarantor, have obtained any and all consents, permits and approvals required by or from any and all United States federal or state, other than Puerto Rico, governmental authorities in connection with the transactions contemplated thereby, to the extent necessary for the legality, validity, binding effect or enforceability of the Guarantee Documents;

(g)	all parties to the Guarantee Documents have obtained any and all consents, permits and approvals required by or from any and all foreign governmental authorities in connection with the transactions contemplated thereby, to the extent necessary for the legality, validity, binding effect or enforceability of the Guarantee Documents; and

(h)	the purchasers of the Exchange Notes (the “Purchasers”) and their respective successors and assigns will (i) act in good faith and in a commercially reasonable manner in the exercise of any rights or enforcement of any remedies under the Guarantee Documents, (ii) not engage in any conduct in the exercise of such rights or enforcement of such remedies that would constitute other than fair dealing, and (iii) comply with all requirements of applicable procedural and substantive law in exercising any rights or enforcing any remedies under the Guarantee Documents.

Our advice on every legal issue addressed in this letter is based exclusively on the laws of the Commonwealth of Puerto Rico and represents our opinion as to how that issue would be resolved were it to be considered by the highest court in the Commonwealth of Puerto Rico. The manner in which any particular issue relating to the opinions would be treated in any actual court case would depend in part on facts and circumstances particular to the case and would also depend on how the court involved chose to exercise the wide discretionary authority generally available to it. We express no opinion with respect to (a) the applicability to any Registrant and/or any Guarantee Document, including, without limitation, the transactions contemplated thereunder, or the effect on such transactions, of any other laws (including, without limitation, any United States federal laws or any laws of any states), and (b) any matters of municipal law which shall include charters, ordinances, administrative opinions, and rules and

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regulations of cities, counties, towns, municipalities and special political subdivisions. None of the opinions or other advice contained in this letter considers or covers any United States federal, foreign or state securities (or “blue sky”) laws or regulations.

We bring to your attention the fact that our opinions are an expression of our reasoned professional judgment and are not intended, nor should they be construed, as a prediction or guarantee of any particular result.

Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that when (i) the Registration Statement becomes effective, (ii) the Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended, and (iii) the Exchange Notes and the Guarantee Notations have been duly executed and authenticated in accordance with the provisions of the Indenture and duly delivered to holders of the Old Notes in exchange for the Old Notes and the guarantees related thereto, the PR Guarantee will be a validly issued and binding obligation of the PR Guarantor.

Our opinions above are subject to the following further qualifications:

(a)	we have made no additional investigation after the date of the Good Standing Certificate;

(b)	we express no opinion with respect to: (i) the effect of the compliance or noncompliance of any Purchaser with any United States federal, state, Puerto Rico, or foreign laws or regulations applicable to such Purchaser because of the legal or regulatory status or the nature of the business of such Purchaser; (ii) the legality or enforceability of any choice-of-law clause or provision contained in any of the Guarantee Documents requiring the application of the laws of a particular jurisdiction; (iii) the applicability to the obligations of any Registrant under the Guarantee Documents of Section 548 of the Bankruptcy Code and/or any state, Puerto Rico and/or foreign laws on fraudulent transfers or fraudulent conveyances; or (iv) the effect of suretyship defenses, or defenses in the nature thereof, with respect to the obligations of any applicable guarantor, joint obligor, surety, accommodation party or other secondary obligor; and

(c)

our opinions are also subject to the effect of generally applicable rules of law and judicial decisions which: (i) limit or affect the enforceability of provisions expressly or by implication waiving the obligations of good faith, fair dealing, diligence and reasonableness; (ii) limit or affect the enforceability of provisions expressly or by implication (A) waiving the benefits of statutory, regulatory or constitutional rights, unless and to the extent the statute, regulation or constitution explicitly allows waivers, (B) waiving unknown future rights or defenses or (C) waiving the right to a jury trial; (iii) limit or affect the enforceability of forum selection clauses and consent to jurisdiction clauses (both as to personal jurisdiction and subject matter jurisdiction); (iv) limit the availability of a remedy under certain circumstances where another remedy has been elected;

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(v) may, where less than all of a contract may be unenforceable, limit the enforceability of the balance of such contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange; (vi) limit or affect the enforceability of provisions regarding liquidated damages, break funding fees, make-whole payments, prepayment fees, late charges, default rates of interest, premiums and similar fees or charges to the extent the same are deemed to be a penalty or unreasonable; (vii) limit or affect the enforceability of provisions providing for the imposition or collection of interest on overdue interest; (viii) limit or affect the enforceability of provisions providing for the grant of a power of attorney or proxy to any Purchaser; (ix) limit or affect the enforceability of provisions releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent such action or inaction involves negligence, recklessness, willful misconduct or unlawful conduct or to the extent such release, exculpation, exemption or indemnification is against public policy or prohibited by law; (x) limit or affect the enforceability of provisions to the effect that failure to exercise or delay in exercising rights or remedies will not operate as a waiver of the right or remedy; (xi) govern and afford judicial discretion regarding the determination of the amount of damages and entitlement to attorneys’ fees and/or other costs; (xii) may, in the absence of a waiver or consent, discharge a guarantor or other surety to the extent that the guaranteed debt is materially modified; (xiii) may permit a party who has materially failed to render or offer performance required by a contract to cure that failure unless (A) permitting a cure would unreasonably hinder the aggrieved party from making substitute arrangements for performance or (B) it was important in the circumstances to the aggrieved party that performance occur by the date stated in such contract; (xiv) limit or affect the right of a party to set off and apply to or for its own account any deposit or property of its debtor at any time held by such party, or any indebtedness at any time owing by a debtor to such party; and/or (xv) limit or affect the enforceability of provisions that attempt to change or waive rules of evidence or fix the method or quantum of proof to be applied in litigation or similar proceedings.

We have also assumed that the execution and delivery of the Indenture and the Exchange Notes and the performance by the Issuer and the Guarantors of their obligations thereunder do not and will not violate, conflict with or constitute a default under any agreement or instrument to which any Registrant is bound, except those agreements and instruments that have been identified by the Issuer and the Guarantors as being material to them and that have been filed as exhibits to the Registration Statement.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of

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persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Our opinion is limited to the specific matters stated herein, and no opinion may be implied or inferred beyond that expressly stated herein. This opinion is rendered as of the date hereof and we assume no, and hereby disclaim any, responsibility to revise or supplement this opinion.

This opinion is furnished to you in connection with the filing of the Registration Statement and in accordance with the requirements of Item 601(b)(5)(i) of Regulation S-K promulgated under the Securities Act.

Very truly yours,

/s/ McConnell Valdés LLC

McCONNELL VALDÉS LLC